Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
THREE MONTHS ENDED
MARCH 31, 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The Company focuses on being a major provider of credit to individuals and families in the southeastern United States.  We lend to individuals and families through a network of 197 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.  Our consumer finance activities comprise direct consumer loans, including real estate mortgage loans and retail sales financing.  As is typical for a lending institution, our finance receivables are the most significant portion of our total assets.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure the remaining loan balances are repaid if borrowers die before the loans are repaid or they may request accident and health coverage to help continue loan payments if borrowers become sick or disabled for an extended period of time.  They may choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write the various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company operates under various state and federal laws and regulations.  We believe our operations are in compliance with the applicable state and federal laws and regulations.

Financial Condition:

Total assets declined slightly during the quarter ended March 31, 2003 as compared to December 31, 2002.  A $4.4 million (2%) reduction in the loan portfolio is mainly responsible for the decline.  Historically, it has not been uncommon for us to experience a decrease in loan receivables in the first quarter of a year.  We believe that the decline in the loan portfolio will be reversed during the next quarter.

A $.8 million (8%) decline in other assets during the quarter just ended March 31, 2003 was also a contributing factor to the decline in total assets.  Decreases in the amounts due the Company's insurance subsidiaries for reinsurance assumed was the primary cause of the decline in other assets.

Funds generated from operations and sales of the Company's debt securities added $5.2 million or 25% to cash and cash equivalents as compared to our cash position at December 31, 2003.

During the three-month period just ended, the amount of investment securities held by the Company decreased $.3 million or (.5%).  The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds.   A significant portion of these investment securities have been designated as “available for sale” (61% as of March 31, 2003 and 65% as of December 31, 2002) with any unrealized gain or loss accounted for in the Company’s equity section of its balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated  “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Total liabilities of the Company declined $1.6 million primarily due to the disbursement of the prior year's accrued incentive bonus and the Company's annual contribution to the employee profit sharing plan.

Results of Operations:

Total revenues were $22.5 million and $21.9 million during the quarters ended March 31, 2003 and 2002, respectively.  Although revenues were higher during the current quarter, net income declined $.6 million or 19% during the comparable periods primarily due to increases in loan losses.

Net Interest Income

Our ability to effectively manage our net interest margin has a vital role in our results of operations.  Net interest income represents the margin by which interest income on earning assets (loans and investment securities) exceeds interest expense on its interest-bearing debt. During the three-month period just ended, net interest income grew $.6 million (5%) as compared to the same period a year ago.  Changes in the Company's interest margin are influenced by two primary factors.  One factor is the level of average net receivables outstanding and the interest earnings associated thereon.  Interest income earned on higher levels of average net receivables outstanding contributed an additional $.3 million (2%) to the interest margin during the three-month period ended March 31, 2003 as compared to the same period in 2002.

The other key factor affecting changes in the net interest margin is the Company's borrowing cost.  During the current year, the margin has benefited from the lower interest rate environment. Average interest rates on outstanding borrowings decreased from 4.5% for the three-month period ended March 31, 2002 to 2.8% for the three-month period ended March 31, 2003.  Although average debt levels were higher during the three-month period just ended as compared to the same period in 2002, the lower interest rate environment has allowed us to reduce the overall borrowing cost on the Company's debt.

Insurance Income

In connection with the consumer finance business, we write credit insurance as an agent for a non-affiliated company specializing in such insurance. Two of our wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the life, the accident and health and the property insurance so written.  Although premium income rose $.3 million (4%) during the comparable periods, higher insurance claims and expenses offset most of the increase.

Provision for Loan Losses

The Company's provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Provision for loans losses increased $.9 million (49%) during the quarter just ended as compared to the same quarter in 2002.  The increase was primarily due to a $2.5 million (85%) increase in net loan losses during the comparable periods.  Also contributing to the increase in the provision was a slight increase in the loan loss allowance. We increased the loan loss allowance to a level we believe is adequate to absorb probable losses in existing loans that have deteriorated in credit quality.  During the remainder of 2003, we project loan losses will continue to remain above levels experienced in 2002.

Other Operating Expenses

Other operating expenses increased $.3 million (3%) during the first quarter of 2003 as compared to the first quarter of 2002.  Higher personnel cost and higher occupancy expenses were primarily responsible for the increase.

During the third quarter of 2002, Management selected a new service provider to furnish computer operations for the Company.  We currently use a service bureau to process our loans; however, the service will no longer be offered after 2004.  Various resources have been assigned and preliminary work has begun on the conversion process.  The conversion will be done in two phases.  The first phase involves the conversion of our investment center to the new system.  Our target date for Phase One to be fully functional on the new system is currently scheduled for August 31, 2003.  Our branch office network and accounting system will be converted in Phase Two of the project.  Phase Two has a scheduled completion date of April 30, 2004.  Costs to network our branch offices and implement a new computer system could have a significant impact on capital expenditures and operating expenses during 2003 and 2004.

Effective income tax rates were 18% and 13% during the three-month periods ended March 31, 2003 and 2002, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.

Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to reduce interest expense during the current year.  We believe rates will remain below prior year levels during the remainder of the year.  There was no change during the three-month period just ended that would be expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2002 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2003 and December 31, 2002, the Company had $25.7 million and $20.5 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of March 31, 2003, the Company maintained $2,000,000 of certificates of deposit with Liberty Bank & Trust at market rates and terms.  The Company also had $2,741,189 in demand deposits with Liberty Bank & Trust at March 31, 2003.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of March 31, 2003 and December 31, 2002, respectively, 77% and 78% of the Company’s cash and cash equivalents and investment securities were maintained in the Company's insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2002, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $18.8 million and $21.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2003 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of debt securities.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities program, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $21.0 million and was scheduled to expire on September 25, 2002 on its own terms, but was renewed for an additional one-year term through September 25, 2003.  We anticipate renewing this agreement for another year one-year period, on substantially the same terms and conditions, prior to its expiration date; although there can be no assurance that the agreement will be renewed, or if it is renewed, that it will be upon similar terms and conditions.  Available borrowings under the agreement were $21.0 million at March 31, 2003 and December 31, 2002.

Other:

There are three legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs seek statutory, compensatory and punitive damages.  One of the cases has been removed to Federal District Court, and action has been taken in the other two cases to remove them to federal court and to compel arbitration.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.  The Company is diligently contesting and defending these cases.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Recent Accounting Pronouncements:

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57, and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling interest may be achieved through arrangements that do not involve a controlling interest.  FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN No 46 will be adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption did is not expected to have a significant impact on the financial statements.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include accounting for securities, loans, revenue recognition, the allowance for loan losses, insurance claims reserve and income taxes.  In particular, the Company's accounting policies relating to the allowance for loan losses involve the use of estimates and require significant judgments to be made by Management.  The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan's expected cash flow, the loan's estimated market price or the estimated fair value of the underlying collateral.  Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations.  Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2002 for details regarding all of 1st Franklin's critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in the Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2003	2002
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 25,657,517	$ 20,464,259

LOANS: Direct Cash Loans 1st Mortgage Real Estate 2nd Mortgage Real Estate Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums Allowance for Loan Losses Net Loans	183,875,867 30,693,783 4,954,990 20,208,397 239,733,037 26,850,290 15,526,891 12,396,255 184,959,601	191,818,529 31,532,574 5,080,200 17,788,357 246,219,660 28,893,084 17,048,819 12,195,000 188,082,757

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	36,439,642 23,233,092 59,672,734	38,891,385 21,059,797 59,951,182

OTHER ASSETS	8,979,473	9,759,657

TOTAL ASSETS	$279,269,325	$ 278,257,855

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 138,133,478	$ 135,429,216
OTHER LIABILITIES	12,833,743	15,829,091
SUBORDINATED DEBT	45,488,203	46,777,837
Total Liabilities	196,455,424	198,036,144

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

March 31, 2003 and December 31, 2002

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,403,068	1,394,029
Retained Earnings	81,240,833	78,657,682
Total Stockholders' Equity	82,813,901	80,221,711

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$279,269,325	$ 278,257,855

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2003	2002

INTEREST INCOME	$15,547,218	$ 15,248,044
INTEREST EXPENSE	1,749,288	2,090,656
NET INTEREST INCOME	13,797,930	13,157,388

Provision for Loan Losses	2,738,038	1,834,414

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,059,892	11,322,974

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	6,747,223 1,404,826 5,342,397	6,483,990 1,185,863 5,298,127

OTHER REVENUE	172,134	202,520

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	8,067,936 1,766,376 3,462,539 13,296,851	7,904,460 1,642,362 3,430,850 12,977,672

INCOME BEFORE INCOME TAXES	3,277,572	3,845,949

Provision for Income Taxes	590,421	513,228

NET INCOME	2,687,151	3,332,721

RETAINED EARNINGS, Beginning of Period	78,657,682	70,271,242
Distributions on Common Stock	104,000	--
RETAINED EARNINGS, End of Period	$81,240,833	$73,603,963

BASIC EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares Outstanding all periods	$15.81 $15.81	$19.60 $19.60

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31
	(Unaudited)
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 2,687,151	$ 3,332,721

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease in other assets

Decrease in Accounts Payable and Accrued Expenses

Net Cash Provided

	2,738,038 331,912 (5,286) 11,400 956,101 (2,926,503) 3,792,811	1,834,414 334,056 (73,141) 52,187 2,450,305 (1,909,995) 6,020,547

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Purchases of marketable securities Principal payments on marketable securities Redemptions of marketable securities Other, net Net Cash Provided (Used)	(36,318,257) 36,703,375 (2,750,535) 41,445 2,912,500 (498,709) 89,819	(33,431,338) 33,750,775 (4,178,336) 41,601 2,757,400 (342,141) (1,402,039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	2,704,262 1,695,368 (2,985,002) (104,000) 1,310,628	3,014,213 1,774,119 (2,844,148) -- 1,944,184

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,193,258	6,562,692

CASH AND CASH EQUIVALENTS, beginning	20,464,259	26,443,827

CASH AND CASH EQUIVALENTS, ending	$ 25,657,517	$ 33,006,519

Cash Paid during the period for: Interest Income Taxes	$ 1,758,650 156,500	$ 2,096,181 22,500

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 - Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2002 and for the year then ended included in the Company's December 31, 2002 Annual Report.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2003 and December 31, 2002, the results of its operations for the three months ended March 31, 2003 and 2002, and its cash flows for the three months ended March 31, 2003 and 2002.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Impact of Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards ("SFAS") Nos. 5, 57, and 107, and rescission of FASB Interpretation No. 34.  The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements.  It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee.  The Company adopted the disclosure provisions of FASB Interpretation No. 45 in the fourth quarter 2002.  In accordance with the interpretation, the Company adopted the remaining provisions of FASB Interpretation No. 45 effective January 1, 2003, and it did not have a material effect on the financial position and results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), to certain entities in which equity investors do not have characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling interest may be achieved through arrangements that do not involve a controlling interest.  FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to fiscal years beginning after June 15, 2003 for variable interest entities acquired before February 1, 2003.  FIN No 46 will be adopted January 1, 2004 by the Company and, as the Company does not have any investments in entities that qualify as Variable Interest Entities, this adoption did is not expected to have a significant impact on the financial statements.

Note 3 - Allowance for Loan Losses
An analysis of the allowance for the three month periods ended March 31, 2003 and 2002 is shown in the following table:
	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 12,195,000 2,738,038 (3,642,231) 1,105,448 $ 12,396,255	$ 10,171,907 1,834,414 (2,378,436) 1,009,662 $ 10,637,547

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Note 4 - Marketable Debt Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of March 31, 2003		As of December 31, 2002
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury Securities And obligations of U.S. government Corporations and Agencies Obligations of states and Political subdivisions Corporate securities	$ 7,078,730 26,722,725 888,223 $ 34,689,678	$ 7,312,434 28,081,971 1,045,237 $ 36,439,642	$ 7,121,995 29,076,145 888,763 $ 37,086,903	$ 7,378,822 30,499,223 1,013,340 $ 38,891,385
Held to Maturity: U.S. Treasury Securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 4,929,373 17,292,285 1,011,434 $ 23,233,092	$ 5,082,991 18,032,158 1,092,213 $ 24,207,362	$ 3,684,061 16,104,892 1,270,844 $ 21,059,797	$ 3,848,894 16,764,863 1,354,914 $ 21,968,671

Note 5 – Commitments and contingencies

There are three legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs seek statutory, compensatory and punitive damages.  One of the cases has been removed to Federal District Court, and action has been taken in the other two cases to remove them to federal court and to compel arbitration.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.  The Company is diligently contesting and defending these cases.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 18% and 13% during the three-month periods ended March 31, 2003 and 2002, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The decline in the rate during the current period was due to higher taxable income being earned by the Company and correspondingly being passed to the shareholders for tax reporting.  Also contributing to the decrease in the tax rate were certain tax benefits provided by law to life insurance companies, which substantially reduced the effective tax rate of the Company's insurance subsidiary below statutory rates.

Note 7 – Other Comprehensive Income

Comprehensive income was $2,696,190 for the three-month period ended March 31, 2003, as compared to $3,214,490 for the same period in 2002.

Accumulated other comprehensive income consists solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  During the quarters ended March 31, 2003 and 2002, the Company recorded $9,039 in accumulated other comprehensive income and $118,231 in accumulated other comprehensive losses, respectively.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  At March 31, 2003, the Company maintained $2,000,000 of certificates with Liberty at market rates and terms.  The Company also had $2,741,188 in demand deposits with Liberty at March 31, 2003.

The Company also engages from time to time in other transactions with related parties.  Please refer to the "Related Parties" disclosure in our Annual Report on Form 10-K as of and for the year ended December 31, 2002 for additional information on related party transactions.

Note 9 - Segment Financial Information

The following table summarizes assets, revenues and profit by business segment.  A reconcilement to consolidated net income is also provided.  Effective July 1, 2001, Management realigned its business segments with its geographic regions.  Due to the significant changes implemented in the management reporting system with regard to business segment reporting, it is not practicable to conform prior year financial data for the new business segments nor current year financial data for the prior business segments for reporting for quarterly comparisons.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 3/31/03 3 Months ended 3/31/02	$ 2,744 2,332	$ 6,961 6,904	$ 6,703 6,561	$ 3,197 2,874	$ 2,243 1,790	$ 21,848 20,461
Segment Profit: 3 Months ended 3/31/03 3 Months ended 3/31/02	$ 570 673	$ 3,142 3,112	$ 3,073 3,058	$ 1,209 1,105	$ 463 401	$ 8,457 8,349
Segment Assets: 3/31/03 3/31/02	$ 25,123 20,591	$ 65,098 63,864	$ 61,161 58,626	$ 32,274 26,875	$ 19,326 14,950	$ 202,982 184,906

		3 Months Ended 3/31/03 (in 000's)	3 Months Ended 3/31/02 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income Taxes not allocated		$ 8,457 294 (5,473) (591) $ 2,687	$ 8,349 288 (4,791) (513) $ 3,333

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BRANCH OPERATIONS

Jack R. Coker	Senior Vice President
J.Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

SUPERVISORS
Bert Brown	Shelia Garrett	Jeff Lee	Melvin Osley
Ronald Byerly	Brian Gray	Tommy Lennon	Dale Palmer
Debbie Carter	Renee Hebert	Mike Lyles	Hilda Phillips
Rick Childress	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	Bruce Hooper	Roy Metzger	Michelle Rentz
Jeremy Cranfield	Jerry Hughes	Brian McSwain	Gaines Snow
Joe Daniel	Janice Hyde	Harriet Moss	Les Snyder
Donald Floyd	Judy Landon	Mike Olive	Marc Thomas

BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Fayette	Huntsville (2)	Ozark	Selma
Andalusia	Cullman	Florence	Jasper	Pelham	Sylacauga
Arab	Decatur	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Athens	Dothan	Hamilton	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Moulton	Prattville	Troy
Center Point

GEORGIA
Adel	Carrollton	Dallas	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Forsyth	Jefferson	Pooler	Vidalia
Bremen	Commerce	Fort Valley	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Gainesville	LaGrange	Rome	Warner Robins
Buford	Cordele	Garden City	Lavonia	Royston	Washington
Butler	Cornelia	Georgetown	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Glennville	Madison	Savannah	Waynesboro
Calhoun	Cumming	Greensboro	Manchester	Statesboro	Winder
Canton

LOUISIANA
Alexandria	Franklin	Lafayette	Marksville	Natchitoches	Opelousas
Crowley	Houma	Leesville	Morgan City	New Iberia	Pineville
DeRidder	Jena

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Bay St. Louis	Forest	Hattiesburg	Jackson	McComb	Pearl
Carthage	Grenada	Hazlehurst	Kosciusko	Newton	Picayune
Columbia	Gulfport	Houston	Magee	Oxford	Winona

SOUTH CAROLINA
Aiken	Conway	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Dillon	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Easley	Greer	Marion	Rock Hill	Sumter
Chester	Florence	Lancaster	Newberry	Seneca	Union
Clemson	Gaffney	Laurens	North Augusta	Simpsonville	York
Columbia

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman

Lorene M. Cheek Homemaker

Jack D. Stovall President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Area Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 3500 SunTrust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308-3242

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303